Contact

www.linkedin.com/in/allie-schmidt-
reinke-06b76442 (LinkedIn)

Top Skills

Photoshop
Adobe Creative Suite
Time Management

Allie Schmidt (Reinke)

Creative Lead at Marani Health Inc, Co-Founder, MN Aurora FC
Greater Minneapolis-St. Paul Area

Summary

University of Minnesota soccer alumni and graduate of the University of Minnesota-Twin Cities, earning a BFA in Graphic Design. Have worked in both Nashville, TN & the Minneapolis area post-schooling.

I hope to combine my passions of sports and art in my future career. I love exploring different forms of art and continuing to learn new techniques that can add to my graphic background. I hope for a job that will allow me some travel, invest in my love of art, and an environment filled with people who will challenge my skills and help me grow.

Experience

Marani
Creative Lead
July 2020 - Present (4 years 4 months)

Self Employed
Freelance Graphic Designer
April 2017 - Present (7 years 7 months)
Greater Minneapolis-St. Paul Area

Clutch Performance, Inc.
Graphic Designer
April 2019 - July 2020 (1 year 4 months)
Greater Minneapolis-St. Paul Area

Advent
1 year

Independent Contractor
December 2016 - September 2017 (10 months)
Greater Nashville Area, TN

Design Intern

2016 - December 2016 (less than a year)
Nashville, Tennessee

Producing at-scale wall graphics using a variety of different materials. Creating custom concept designs to excite and inspire the athletes that roam through client's buildings. Completing detailed production documents to assist in the production and installation of the designs created.

MN Foot Tech
Soccer Coach
June 2009 - April 2016 (6 years 11 months)

Working with children ages 8-17 in a week long camp that traveled around the twin cities for the entire summer. Taught many skills for leadership and responsibility of others around me.

BWBR Architects
Graphic Design Intern
April 2014 - August 2014 (5 months)
St. Paul, MN

Designed detailed floor plans for our client to better understand the way-finding of their new or re-done building. Created concept ideas for wall graphics in various buildings including hospitals, research facilities, and schools to create a welcoming and specialized feel.

Education

University of Minnesota
Bachelor of Fine Arts (B.F.A.), Graphic Design · (2012 - 2016)

University of Minnesota-Twin Cities
Bachelor of Fine Arts (BFA), Graphic Design · (2012 - 2016)